UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Results of the Extraordinary General Meeting of Shareholders

On November 17, 2023, KB Financial Group Inc. (“KB Financial Group”) held an extraordinary general meeting of shareholders. The item listed below was approved and ratified as originally proposed.

Agendum:

1)	Appointment of an executive director

•	Mr. Jong Hee Yang, Executive Director Candidate:

Approved as originally proposed.

Details regarding the newly appointed executive director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Hee Yang	June 1961	3 years	Yes

•   Vice Chairman, KB Financial Group

•  Head of the Retail Customer Business Unit, the Wealth Management & Pension Business Unit, and the Small & Medium Enterprise Business Unit (Current)

•  Head of the Digital Business Unit, and the IT Business Unit

•  Head of the Insurance Business Unit and the Global Business Unit

•   Chief Executive Officer, KB Insurance Co., Ltd.

•  (Concurrently) Head of the Insurance Business Unit, KB Financial Group

•   Advisor, KB Insurance Co., Ltd.

•   Senior Executive Vice President and Head of Financial Planning, Investor Relations, and Human Resources, KB Financial Group

•   Managing Director and Head of Strategic Planning, KB Financial Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: November 17, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer